IDX Funds 485BPOS

Exhibit 99(d)(1)(b)

SCHEDULE A-1

Investment Advisory Agreement
between

IDX Funds (the “Trust”) and

IDX Ad visors, LLC (the “Adviser”)

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

Fund	Asset Breakpoint	Rate	Effective Date
IDX Risk-Managed Bitcoin Strategy Fund	None	1.99%	November 11, 2021
IDX Commodity Opportunities Fund	None	1.49%	October 19, 2022

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be signed on their behalf by their duly authorized officers effective as of the Effective Date noted in the Schedule A above.

IDX Funds		IDX Advisors, LLC

By:		By:

Name:	Christopher MacLaren	Name:	Andrew Swan

Title:	President	Title:	Chief Executive Officer

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